TX HOLDINGS, INC.
                               www.txholdings.com

Michael A. Cederstrom
Chief Financial Officer


                                 March 17, 2008



VIA FACSIMILE:  (202) 772-9368
------------------------------

Karl Hiller
Branch Chief
Lily Dang
Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-7010

Re: TX Holdings, Inc. - Response to Letters dated July 26, 2007 and January 14, 2008

Dear Mr. Hiller and Ms Dang:

           The following are TX Holdings, Inc. responses to your letters dated July 26, 2007 and January 14, 2008 regarding the 2006 and 2007 10 KSB. The Company is filing this response on the Edgar filing system pursuant to your request. The Company understands that the purpose of your review process is to assist the Company in compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. The Company appreciates this assistance.

           The Company acknowledges the following:

           a. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

           b. SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

           c. the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           This letter will set forth the staff comment and then the Company response.




                              1602 Alton Road, #487
                             Miami, Beach, FL 33139
--------------------------------------------------------------------------------
                      Tel: 305.420.6781 o Fax: 305.532.6262
                        Investor Relations: 586.354.4242

Form 10-KSB/A for the Fiscal Year Ended September 30, 2006
----------------------------------------------------------

Description of Business, page 6
-------------------------------

         2. We note your disclosure in which you state that you acquired oil and gas leases and began development of oil and gas producing operations as of April 11, 2006. It is our understanding that you have acquired working interests in leases that are not currently producing. In addition, you do not report proved reserves for your interest in these oil and gas leases. Please revise your disclosure to provide a clear and accurate description of your current operations.

Response
--------

         A full disclosure of the company's current operations is set forth in the section Item 1 "Description of Business" under sections "Recent Developments"; "Background for Oil and Gas Business Activities"; and "Current Oil and Gas Activities".

         The sentence contained in "Overview of Business" which states: "The Company acquired oil and gas leases and began development of oil and gas production operations as of April 11, 2006."

         The 2006 10 KSB Will be changed to state:

         "The company acquired oil and gas leases and began development of oil and gas field operations as of April 11, 2006. (For a discussion of current oil and gas activities see sections "Recent Developments"; "Background for Oil and Gas Business Activities" and "Current Oil and Gas Activities")

         In addition, on page 9 under "Background Oil and Gas Business Activities", the third paragraph states:

         "On September 1, 2005 TX Holdings announced an agreement whereby W.D. Von Gonten & Co., of Houston, Texas will advise the Company on economics and future value projections of prospective wells and producing properties. An essential component of Von Gonten's service offerings is the provision of certified reserve reports.

         In December 2006 Von Gonten requested additional well data on the wells owned by TX Holdings in order to evaluate the wells. Until this information can be provided and evaluated Von Gonten is unable to evaluate any proven reserves."

         On page 9 under the heading "Current Oil and Gas Activities" paragraph 2 states:

         "Currently TX Holdings is not producing any of its wells. The Company is applying for its Operator's License in Texas. Upon obtaining the Operator's License TX Holdings will begin production."

         This statement will be modified to state:

         "Currently TX Holdings is not producing any of its wells. The Company is applying for its Operator's License in Texas. The company is currently refurbishing the William's Lease by repairing electrical lines, flow lines, and testing well integrity. Upon the completion of the well integrity testing and approval by the Texas Railroad Commission, the company will receive its permit to produce the wells. Upon obtaining the Operator's License, TX Holdings will begin production. Once the wells are in production with sufficient production data the information required by Von Gonten to complete its evaluation of the reserves will be provided and a reserve report produced."


Management's Discussion and Analysis or Plan of Operations, page 32
-------------------------------------------------------------------

         3. We note you make a number of statements regarding your future operations, although without clear substantiation. Please expand your disclosures to discuss the basis. for the beliefs you express in following assertions, and any similarly optimistic views.

         o        "The Company believes it will begin oil production in 2007."
         o "The Company believes that it will have in excess of 100 wells in operation, each with estimated potential to produce 2 to 12 barrels per day (bbls) once proper techniques are utilized."
         o "The Company believes it could be profitable at approximately 2000 bbls of oil produced per day."

         Response
         --------

                  The second paragraph under Item 6 "Management's Discussion and Analysis or Plan of Operation" in the 2006 10 KSB for the period ending September 30, 2006 will be entirely removed and replaced with the paragraph which has been included in the 2007 10QSB for the period ending June 30, 2007 and subsequent reports which states:

                  "The Company has never earned a profit, and has incurred an accumulated deficit of $10,734,907 as of June 30, 2007. The acquisition of a controlling interest in the Company by MA&N has given the Company access to additional funds directly from MA&N, and the business plan developed by MA&N has enabled the Company to raise additional funds from third parties. As of September 30, 2006, the Company had raised $1,240,000 in equity. The Company has used these funds to purchase or place deposits on three oil and gas fields to begin its operations as an oil and gas exploration and production company. In addition the Company has entered into negotiations to purchase additional fields of operation that are scheduled to close during the fourth quarter of 2007. The Company will begin oil production upon the completion of well integrity tests required to be performed by the Texas Railroad Commission on the wells located in the Williams Lease. Upon the successful completion of the test the Company will be in a position to start the recompletion of the 30 wells located on the Williams Brothers leases. Revenues derived from the planned production and sale of oil will be based on the evaluation and development of fields. If our development plan is successful, it is estimated it will take approximately one year to reach production levels to sufficiently capitalize the Company on an ongoing basis. During this initial ramp up period, the Company believes it will need to raise additional funds to fully develop its fields, purchase equipment and meet general administrative expenses. The Company may seek both debt and equity financing. The Company currently has in excess of seventy wells located on the three fields located in Texas. Each of the wells will need to be reworked to establish production at a cost of approximately $5,000 to $10,000 per well. Initial production from each well is estimated to be between two to five barrels per day. Once initial production has been established the Company will begin a water flood program that injects water into the oil producing zone through injector wells. The water then forces the oil towards the producing well and may increase production of each well up to an estimated eight to twelve barrels per day per well. If the Company is able to produce its wells upon the recompletion the Company will be profitable if 200 barrels of oil is produced and the price of oil remains above $50.00 per barrel. The Company's success is dependent on if and how quickly it can reach these levels of production. The Company plans to use all revenues for general corporate purposes as well as, future expansion of its current oil producing properties and the acquisition of other oil and gas properties. There is no certainty that the Company can achieve profitable levels of production or that it will be able to raise additional capital through any means."

         (It should be noted that the 2006 10KSB stated "The Company believes it could be profitable at approximately 200 bbls of oil production per day." In your letter you indicate that the report stated 2000 bbls of oil produced per day.)

         Liquidity, page 33
         ------------------

                  4. We note your auditor's report includes an explanatory paragraph indicating there is substantial doubt about your ability to continue as a going concern. Please disclose under this heading details of your financial difficulties underlying the view that there is substantial doubt about your ability to continue as a going concern, and your plans to overcome these difficulties, to comply with FRC
         Section 607.02.

         Response
         --------

                  The 2006 10 KSB, for the period ending September 30, 2006, Liquidity Section will be amended to add the following paragraph at the conclusion of the current paragraphs:

                  "The Company currently requires operating capital of approximately $75,000 per month to meet its current obligations. At this time the Company has no revenue and is unable to meet its current obligations. In the past the Company has been able to raise capital from its shareholders/officers through stock-based compensation and advances. The Company will require the officers of the Company to continue to receive stock-based compensation and the Company will need to borrow or raise sufficient equity capitalization to meet its current obligations. In addition the Company will need to raise approximately $500,000 in working capital to complete the refurbishment and development of the leases it currently owns. If the Company is unable to raise sufficient capital to refurbish and develop its fields, it will need to find working interest partners to assist in the development of its oil and gas leases. The Company's primary challenge is to begin to generate revenue from its oil and gas leases. If the revenue is not generated, then the Company will need to seek merger partners."

         The above paragraph has already been included in the 2007 10 KSB for the period ending September 30, 2007.

         Financial Statements, page 34
         -----------------------------

         Report of Independent Registered Public Accounting Firm. page 36
         ----------------------------------------------------------------

                  5. We note that your auditors have not extended audit coverage to your cumulative financial information, covering the period from October 1, 2004 (inception of development stage) to September 30, 2006. If this information is unaudited, you will need to revise your financial statements to label all of the cumulative data as unaudited. Otherwise, please obtain and file an audit report from the auditors including specific reference to the cumulative information.

         Response
         --------

                  The auditors will extend audit coverage to the cumulative financial information covering the period from October 1, 2004 (inception of development stage) to September 30, 2006. The report of Auditors contained in the 2007 10 KSB has the auditors' coverage for the period.

Note 1-- Summary of Significant Accounting Policies and Activities, page 42
---------------------------------------------------------------------------

Historical Business Activities, page 42
---------------------------------------

         6. We note you sold a 67.7% interest in Freedom Homes Inc. and wrote off your remaining 32.3% interest in this entity in 2005. Please expand your disclosure to indicate the consideration received in the sale, the carrying value of the net assets of Freedom Homes Inc. prior to and after the sale, and the nature of operations of this subsidiary at the time of the sale.

Response
--------

         The 2006 10 KSB for the period ending September 30, 2006 Historical Business Activities, page 42 and the 2007 10 KSB for the period ending September 30, 2007 Historical Business Activities, page 39 will be amended to read as follows:

            TX Holdings, Inc. (formerly R Wireless, Inc. and HOM Corporation) (the "Company"), incorporated May 4, 2000 in the State of Georgia, is transitioning from a holding company to an oil and gas exploration and production company. This transition began during 2005 and is discussed below in "CURRENT BUSINESS ACTIVITIES". Prior to May 26, 2005 the Company operated as a holding company for its formerly two wholly owned subsidiaries, Homes By Owners, Inc. ("Homes") and Direct Lending, Inc. ("Direct"). The Company received approval from the Secretary of State of Georgia for a certificate of merger between Homes and Freedom Homes, Inc. ("Freedom"). The Company remains the owner of 32.3% of the common shares of Homes. The remaining common shares of Homes are owned as follows: 63.1% by Jim Evans, owner of Freedom, and 4.6% by Robert S. Wilson, operating officer of Homes. In 2005 the company sold a 67.7% interest in Freedom Home Inc and wrote off its remaining 32.3% investment in Freedom because management is unable to demonstrate that its equity interest has any future value. Accordingly, at September 30, 2005 the Company recognized a gain from discontinued operations of $108,890.

                       The principal business of Freedom was the retailing of manufactured homes and the publishing the periodic magazine, FOR SALE BY OWNER, and maintaining the residential sales web site was the only business of Homes. Subsequent to the May 26, 2005 Freedom Merger, the periodic magazine was discontinued and the web site no longer maintained, although Freedom did intermittently issued a magazine in support of a local real estate broker. Since May 26, 2005, none of the operations of Freedom are included in the financial statements of the Company. From May 26, 2005, the operations of Freedom are not consolidated with the financial statements of the Company since Freedom no longer is a subsidiary and is under the control of Jim Evans, not TX Holdings, Inc. In fact TX Holdings, Inc. has not participated in the operation of Freedom since May 26, 2005. TX Holdings management has determined the value of its interest in Freedom is $0.00. TX Holdings has not received any revenue, dividends or distributions from Freedom since prior to its merger on May 26, 2005. Freedom is a private company that is not publicly traded with limited investors and no market for its stock. The liquidation value of Freedom would be difficult to determine and no market is currently available for the transfer of TX Holdings' shares.


         7. In order for the sale of Freedom Homes Inc. to be reported as discontinued operations you must meet the conditions set forth in paragraph 42 of SFAS 144. Please explain to us how you have met these conditions given that you continue to hold a 32.3% interest in the entity subsequent to the sales transaction. If you are able to support the characterization, comply fully with the disclosure requirements outlined in paragraph 47 of SFAS 144.

         Response
         --------

         42 SFAS 144 requires that:

         "(a) the operations and cash flows of the component have bee (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction."

         As stated above TX Holdings has met the two requirements of 45 SFAS
144. The first requirement is met and disclosed in the amended statement:

         "Since May 26, 2005, none of the operations of Freedom are included in the financial statements of the Company. From May 26, 2005, the operations of Freedom are not consolidated with the financial statements of the Company..."



         The second requirement is met and disclosed in the amended statement:

         " ...since Freedom no longer is a subsidiary and is under the control of Jim Evans, not TX Holdings, Inc. In fact TX Holdings, Inc. has not participated in the operation of Freedom since May 26, 2005. TX Holdings management has determined the value of its interest in Freedom is $0.00. TX Holdings has not received any revenue, dividends or distributions from Freedom since prior to its merger on May 26, 2005. Freedom is a private company that is not publicly traded with limited investors and no market for its stock. The liquidation value of Freedom would be difficult to determine and no market is currently available for the transfer of TX Holdings' shares"

47 SFAS 144 has potentially four disclosure requires:

         "a. A description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and, if not separately presented on the face of the statement the carrying amounts of the major classes of assets and liabilities included as part of a disposal group."

            The facts and circumstances have been disclosed in the amendments set forth in answer to question 6 above. The disposal occurred on May 26, 2005. The reason for the disposal included the continued losses from operation and the discontinuance of the magazine publication, web site and loan programs.

            "b. The gain or loss recognized in accordance with paragraph 37 and if not separately presented on the face of the income statement, the caption in the income statement or the statement of the activities that includes that gain or lose."

            The gain of $108,892 is shown on the 2005 10 KSB statement of operations, for the period ending September 30, 2005, the line title states:
Discontinued operations: Loss from operation of discontinued business segment:
Gain (loss) from disposal of discontinued business segment 108,892. In addition attached to the 2005 10 KSB is Note 3 to the audited financial statements that set forth the last income received from Freedom. The Note states:

            "Following is an analysis of the discontinued operations of Freedom Home, Inc. for the three and six months ended March 31, 2004. The Company sold a 67.7% interest and wrote-off the remaining 32.3% in Freedom because management believes Freedom has no continuing value. The Company continues to own a minority interest in Freedom and recognized a gain on sale of the majority interest because the sale resulted in a negative investment.

                                                   THREE MONTHS     SIX MONTHS
                                                       ENDED           ENDED
                                                     MARCH 31,       MARCH 31,
                                                       2004            2004
                                                   ------------    ------------
Revenue                                            $      7,526    $     16,860
                                                   ------------    ------------

Operating expenses, except items shown
     separately below                                     6,421          14,470
     Professional fees                                    1,355           3,035
     Lease expense                                          412           1,062
     Depreciation expense                                   506           1,012
     Advertising expense                                     --             360
                                                   ------------    ------------

        Total operating expenses                          8,694          19,939
                                                   ------------    ------------
Loss from operations                                     (1,168)         (3,079)
                                                   ------------    ------------
Other income and (expenses):
     Gain on settlement of accounts
     payable                                                 --             373

     Interest expense                                      (841)         (1,682)
                                                   ------------    ------------
Total other income and (expenses), net                     (841)         (1,309)
                                                   ------------    ------------
Gain (Loss) from discontinued operations           $     (2,009)   $     (4,388)
                                                   ============    ============

            The gain of $108,892 is again shown on the 2006 10 KSB balance sheet for the period ending September 30, 2006, the line title states: "Discontinued operations: Gain (Loss) from disposal of discontinued business segment"

            "c         If applicable, amounts of revenue and pretax profit or
loss reported in discontinued operations"

            There has been no revenue or pretax profit or loss from the discontinued operations in 2006 or 2007.

            "d.        If applicable, the segment in which the long=lived asset
(disposal group) is reported under Statement 13)

            This was not applicable.

Development Stage Company, page 42
----------------------------------

         8. You indicate on pages 38, 39 and 40 that you were a development stage Enterprise on October 1, 2004. However, at Note 1 you disclose that you did not begin to transition from the real estate business to the oil and gas exploration and production business until 2005, and that you did not acquire your first working interest in an oil and gas property until 2006. On page 32 you state that you announced your plans to change your business direction in December 2004. Please clarify within your disclosures the date you ceased your former operations and entered into the development stage. Your rationale for identifying October 1, 2004 as the inception date should be clear.


Response
--------

         The following paragraph will be added under the caption "DEVELOPMENT STAGE COMPANY" in the 2006 10 KSB for the period ending September 30, 2006. This language was included in the 2007 10 KSB for 2007..

         "The Company ceased its former operations as of September 30, 2004. During the first quarter for 2005 beginning on October 1, 2004, the Company researched different alternatives for the future development of the company. In December 2004, as a result of the Company's research, the Company announced that it would pursue operations in the oil and gas industry. October 1, 2004 was the beginning day for the first quarter of the determination to pursue operations in the oil and gas industry. Therefore October 1, 2004 was identified as the beginning of the developmental stage."


Property and Equipment, page 43
-------------------------------

         9. In the third to last paragraph of your property and equipment accounting policy note disclosure you refer to ERHC. Please disclose the full name of this entity.

Response
--------

         ERHC was a misprint and should have been TX Holdings. The change will be made.

Note 3 - Deposits for Oil and Gas Property Acquisition, page 46
---------------------------------------------------------------

         10. Please revise your disclosure to indicate that you entered into an agreement to acquire a 60% working interest in a property identified as Contract Area #1 on November 1, 2006, rather than November 1, 2007, if true.

Response
--------

         Contract Area #1 purchase and sale agreement was entered on November 1, 2006 and not November 1, 2007.

         11. We note that in 2006 you acquired working interests in the Parks and Williams leases. Please expand your disclosure to describe the assets acquired, the consideration paid and any contingencies or commitment specified in the acquisition agreements.

Response
--------

         The section Item 2 "Description of Property" under "Lease and Royalty Terms" subsection "Parks Lease" on page 25 states:

         "Parks Lease

         This lease includes 320 acres in which we have a 75% working interest and a 63% net revenue interest in the oil and gas produced from this field. The land owners of this lease own a 12.5% royalty interest in the production. Masada Oil and Gas owns a 25 % working interest in the lease. There are currently 30 wells on this lease and none of the wells are currently producing. The lease provides that TX Holdings is limited to production from 1,000 feet and above. The wells on this lease are not currently producing."

The above paragraph will be replaced in the 2006 10 KSB for the period ending September 30, 2006 with the following paragraph:

         "Parks Lease

         This lease includes 320 acres in which we have a 75% working interest and a 63% net revenue interest in the oil and gas produced from this field. The land owners of this lease own a 12.5% royalty interest in the production. Masada Oil and Gas owns a 25% working interest in the lease. The Company purchased this lease from Masada Oil and Gas as part of the purchase of Contract Area 1. The Company's obligation is to pay for the refurbishment of the wells and the infrastructure of the lease. There are currently 30 wells on this lease and none of the wells are currently producing. The lease provides that TX Holdings is limited to production from 1,000 feet and above. The wells on this lease are not currently producing."

         The section Item 2 "Description of Property" under "Lease and Royalty Terms" subsection "Williams Lease" on page 25 states:

         "Williams Lease

         This lease contains 843 acres with a working interest of 89% owned by the Company. The lease was acquired through a foreclosure sale on August 1, 2006 for the sum of $68,221. The lease carries an ORRI to the land owners of 25%. The Company's net Revenue interest on the wells contained in this lease is 75%. This lease is limited to production from 1,000 feet and above."

The above paragraph will be replaced in the 2006 10 KSB for the period ending September 30, 2006 with the following paragraph

          "Williams Lease

         This lease contains 843 acres with a working interest of 89% owned by the Company. The lease was acquired through a foreclosure sale on August 1, 2006 for the sum of $68,221. There are no contingencies or other commitments. The lease carries an ORRI to the land owners of 25%. The Company's net Revenue interest on the wells contained in this lease is 75%.
         This lease is limited to production from 1,000 feet and above."

Preferred Stock, page 48
------------------------

         12. We note your disclosure indicating that in 2006 you issued shares of preferred. stock to your president in lieu of paying him a salary; also indicating these shares give him complete control over every decision made by you. Please disclose the pertinent rights and privileges of these preferred shares as required by paragraph 4 of SPAS 129. In addition, disclose how you determined the value assigned to these securities, and the reasons you believe he was entitled to half ownership of the company.

         Response
         --------

         Note 7-STOCKHOLDERS EQUITY subsection PREFERRED STOCK on page 48 will be entirely removed and replaced with the paragraph which has been included in the 2007 10QSB for the period ending June 30, 2007 which states:

         "PREFERRED STOCK

         In May 2006 an employment agreement was entered into with Mr. Neuhaus the President, CEO and Chairman of the Board. The agreement provides that Mr. Neuhaus shall be compensated at the rate of $25,000 per month plus bonus based on oil and gas production. In addition the employment agreement provides to Mr. Neuhaus 1,000 shares of preferred stock. The preferred stock has the following rights and privileges:

         1. Super voting rights: The preferred stock has the right to vote on any item of business submitted to the common shareholders for a vote the equivalent number of votes representing 50% of the outstanding common shares then issued by company.
         2. No other rights: The preferred shares have no other rights, including but not limited to no conversion rights; no dividend rights; and no liquidation priority rights.

         During the fiscal year 2006, Mr. Neuhaus waived his salary; however, the preferred stock he was issued was valued at $1,018,000 due to the fact that the shares give Mr. Neuhaus complete control over every decision made by the Company."

         In addition the valuation of $1,018,000 was obtained by consultation with an investment banking firm and review by Company Auditor.

Stock Options and Warrants, page 50
-----------------------------------

         13. Please disclose the method and significant assumptions used to estimate the fair value of the warrants granted during the periods presented.

Response
--------

         The Company utilizes the Black-Scholes model based upon the current closing price o the common stock on the day of issuances of the warrant compared to the exercise price for the warrant issued.

         14. We note that you granted warrants that include a feature that allows you to call the warrants on or after a specified date to the extent your stock price has reached a certain threshold over a number of trading days. Please disclose whether this feature provides you the option to require the warrant holders to exercise their warrants, or whether this feature allows you to repurchase the warrants for cash or some other form of consideration. In addition, please indicate whether it is you or the warrant holders having the right to enact this callable feature, once the required time has passed and stock performance measure has been met.

Response
--------

         The paragraph below under Note 7 "Common Stock", referring to the private placement completed in May 2006, currently states:

         "During May 2006 the Company entered into a Private Placement Agreement with Brill Securities, Inc. to act as a financial advisor for the private placement of shares of common stock of TX Holdings. Pursuant to the Private Placement Memorandum $1,240,000 of units were placed. The units contained an aggregate of 4,133,324 shares of the Company's common stock and 4,133,324 common stock purchase warrants. Each common stock purchase warrant is exercisable for a period of two years at an exercise price of $.50 per share. In connection with the offering, the Company paid a placement fee of $70,500 in cash. In addition, the placing agent was issued warrants to purchase 235,000 shares of common stock on the same terms and conditions as the investors. The net proceeds of the offering will be used by the Company to purchase necessary equipment to upgrade, replace, repair equipment on site at the fields we lease; to search, negotiate and acquire additional oil and gas leases; and general corporate purposes."

The above paragraph will be replaced with the following paragraph in the 10 KSB for the period ending September 30, 2006:

         "During May 2006 the Company entered into a Private Placement Agreement with Brill Securities, Inc. to act as a financial advisor for the private placement of shares of common stock of TX Holdings. Pursuant to the Private Placement Memorandum $1,240,000 of units were placed. The units contained an aggregate of 4,133,324 shares of the Company's common stock and 4,133,324 common stock purchase warrants. Each common stock purchase warrant is exercisable for a period of two years at an exercise price of $.50 per share. The purchase warrants contain a call provision as follows:

         `The Warrants are exercisable for up to twenty-four (24) months after the date of their issuance. The Warrant Exercise Price of the Warrants is subject to adjustment for stock splits, combinations, dividends and the like. The company may call this warrant at any time after January 1, 2007 if the Stock Price of the Company is trading above $1.50 per share for a period of ten (10) trading days as quoted on the stock quotation system where the shares are regularly traded. If the Company chooses to call the Warrants, then the Warrant holder shall have twenty
         (20) trading days from the day on which the Company sets as the "Call Date" in which to surrender the Warrant with the payment pursuant to paragraph 1.1 above. If the Warrant holder fails to exercise the Warrant within the twenty (20) day period then the Warrant shall expire. Warrant holder shall be sent a notice of the Call by the Company to the address that the Company has on record for the Warrant holder. The Notice shall be mailed at least 10 calendar days prior to the Call Date.'

         In connection with the offering, the Company paid a placement fee of $70,500 in cash. In addition, the placing agent was issued warrants to purchase 235,000 shares of common stock on the same terms and conditions as the investors. The net proceeds of the offering will be used by the Company to purchase necessary equipment to upgrade, replace, repair equipment on site at the fields we lease; to search, negotiate and acquire additional oil and gas leases; and general corporate purposes."

Controls and Procedures, page 52
--------------------------------

         15. We note your discussion of management's assessment of the effectiveness of your internal controls over financial reporting. However, Item 307 of Regulation S-B requires your officers to evaluate the effectiveness of your disclosure controls and procedures and to disclose their conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Further, Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected; or is reasonably likely to materially affect your internal control over financial reporting. Please comply with these disclosure requirements.

Response
--------

         The Company had identified a lack of control over the bank accounts and expense accounts of the company. The lack of controls included failure to reconcile checking accounts on a monthly basis; failure to maintain expense accounts; and failure to review and maintain invoices for expenses when the expense was incurred. These lack of controls persisted during the financial years 2005 and 2006. The Company in its 2007 10 KSB for the period ending September 30, 2007 reported that it had a material weakness surrounding our accounting for common and preferred stock issuance. This was a misstatement. The Company does have controls over the issuance of its stock. All stock issuances are for full consideration and only for services rendered. The Company utilizes a third party transfer agent for all issuances of stock. The Company did, however lack some controls over expense accounts in 2005 and 2006. Those deficiencies were corrected at yearend September 30, 2006. Since September 2006 the Company has instituted the following controls to correct its controls over the expense accounts which were set out in the company's 2007 10QSB for the period ending June 30, 2007. The information set forth below will replace the current paragraph in the 2006 10KSB for the period ending September 30, 2006:

         "Item 8a.         Controls and Procedures

         Evaluation of Disclosure Controls and Procedures

         TX Holdings, Inc.'s Chief Executive Officer and Chief Financial Officer performed an evaluation of the Company's disclosure controls and procedures. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of September 30, 2006.

         Changes in Internal Control over Financial Reporting

         A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

         Since the assessments of September 30, 2006, the Company has instituted significant changes in the control over the expense accounts of the Company. These changes include the following controls:

                  1. All obligations that are paid are subject to review by the President and the Director of Finance;
                  2. The President of the Company signs each check or other financial instrument;
                  3. Copies of each check are maintained and attached to each invoice or funds request;
                  4. The President and the Director of Finance review all bank statements on a monthly basis;
                  5. Each bank account and the stock accounts are reconciled on a monthly basis;
                  6. All of the financial records are maintained in the Company's business office;
                  7. The Company has hired as the Director of Finance, Jose Fuentes, who is a Certified Public Account;
                  8. The Company has hired a Company to oversee all accounting, payments and operations for its Texas oil and gas operations;
                  9. The Chief Financial Officer reviews all accounts on a regular basis."

The information set forth below will replace the current paragraph in the 2006 10KSB for the period ending September 30, 2007:

                  "Item 8a.         Controls and Procedures

                  Evaluation of Disclosure Controls and Procedures

                  TX Holdings, Inc.'s Chief Executive Officer and Chief Financial Officer performed an evaluation of the Company's disclosure controls and procedures. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of September 30, 2007.

                  Changes in Internal Control over Financial Reporting

                  There were no changes in TX Holdings, Inc.'s internal controls over financial reporting during the fourth quarter of 2007 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting."


                  16. We note that in conjunction with your assessment of the effectiveness of your internal controls over financial reporting, you identified material weaknesses. Please disclose in greater detail the nature of each material weakness identified; including the effects on your financial reporting, dates each material weakness first began, specific steps you have taken to remediate them, and when you expect these matters to be resolved.

           Response
           --------

                  Please see response to Item 15 above.

           Form I 0-QSB/A for the Interim Period Ended March 31, 2007
           ----------------------------------------------------------

           Financial Statements, page 3
           ----------------------------

           Note 1 -- Summary of Significant Accounting Policies and Activities,
           --------------------------------------------------------------------
           page 7
           ------

           Recently Issued Accounting Standards, page 10
           ---------------------------------------------

                  17. We note your disclosure indicating you are assessing the impact the adoption of SFAS 123R will have on your financial statements. You were required to adopt this standard on October 1, 2006. Please revise your interim financial statements to comply with the accounting and disclosure requirements of SFAS 123R.

           Response
           --------

                  The company has reviewed its grants of options and share-based payments and has determined that FAS No 123R will have no effect on the company's basic financial statements.

                  The Company in its 10QSB for the periods ending June 30, 2007 has removed the disclosure regarding FAS No 123R.

         Letter Dated January 14, 2008

         Form 10-KSB for the Fiscal Year Ended September 30, 2006
         --------------------------------------------------------

         General
         -------

                  1. Please submit your response letter dated December 3, 2007 on Edgar as correspondence. Additionally, in your next response letter, please provide the TANDY representations requested in our comments letter dated July 26, 2007

         Response
         --------

                  We have incorporated and updated our response letter of December 3, 2007 into this response letter. We have included the TANDY representations and we will file this letter on the Edgar system as requested.

                  2. Please file your amendment to Form 10-KSB for the fiscal year ended September 30, 2006, incorporating all appropriate revisions proposed in your response letter dated December 3, 2007, as well as revisions necessary to comply with comments 3, 4, and 5 below.

         Response
         --------

                  The Company will file Amended 10 KSB for the year ended September 30, 2006 and 2007.

                  3. We note that you did not respond to prior comments 6, 7, and 13, regarding your discontinued operations and valuation of warrants, from our comment letter dated July 26, 2007. We re-issue prior comments 6, 7 and 13.

         Response
         --------

                  We have now relied to items 6,7 and 13. Please see responses above in this letter.

         Controls and Procedures, page 52
         --------------------------------

                  4. We note you did not comply with prior comment 15. Please expand your disclosures in both your 2006 and 2007 annual reports to comply with the requirements of Item 307 and 308 (c) of Regulation S-B as specified in prior comment 15. Please call us for further clarification.

         Response
         --------

                  Please see response to Item 15 above.

                  5. In your response to prior comment 16 you state that the material weaknesses you identified related to your lack of control over bank and expense accounts. However, within your disclosure in your Form 10 KSB for the fiscal year ended September 30, 2007 you state that the material weaknesses surrounded your accounting for common and preferred stock issuances. Please resolve this discrepancy in the disclosure of the nature of the material weaknesses identified.

         Response
         --------

                  Please see response to Item 15 above.

         This Response letter together with the Amendments to the both the 10 KSB for the years ending September 30, 2006 and 2007 will be placed on the Edgar filing system with the appropriate Sarbanes-Oxley Act of 2002 disclosures. The filing of this letter will be on March 17, 2008 and the Amendments will be filed within two days.

         Thank you for your assistance and understanding on our reply, Sincerely,

           /s/ Michael A. Cederstrom
         -----------------------------------------
         Michael A. Cederstrom,
         Chief Financial Officer
         TX Holdings, Inc.